November 5th, 2021 Enter the Future Exhibit 99.1

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020 and our Form 6-K furnished for the first quarter of fiscal 2021 on February 16, 2021 and for the second quarter of fiscal 2021 on May 24, 2021 and for the third quarter of fiscal 2021 on August 16, 2021. Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, Amdocs disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, normalized free cash flow, revenue on a constant currency basis, non-GAAP net income and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021 and comparable fiscal year 2020, and the expected outlook for fiscal year 2022.

Welcome Shuky Sheffer President & Chief Executive Officer Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer Anthony Goonetilleke Group President, Technology & Head of Strategy

Speakers & Agenda Prepared Remarks: 9:30-11:15 ET Q&A: 11:15-12:00 ET The Amdocs Journey Shuky Sheffer, President & Chief Executive Officer Powering Experiences for a Rapidly Changing World Anthony Goonetilleke, Group President, Technology & Head of Strategy Foundation Built for Accelerated Growth Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer Harnessing Our Edge to Deliver Shareholder Value Shuky Sheffer, President & Chief Executive Officer

The Amdocs Journey President & Chief Executive Officer Shuky Sheffer

Key messages 1 2 3 We are at an inflection point, capturing the global growth opportunity of 5G, Cloud and Digitalization megatrends We’ve built a strong foundation with market-leading technology to drive accelerated growth Delivering double-digit total shareholder returns through continued strategy execution

Intro Amdocs to

Amdocs at a glance

28,000
Employees

$4.3B
FY21 Revenues,
7% YoY[1]

85
Countries

~75%
Recurring revenue

350+ customers
Industry in society's backbone

$1B+ investment
In our next-gen cloud platform

Unique business model
Unparalleled accountability

Industry's best technologies
Driving a leadership position

Committed to sustainability
Dow Jones Sustainability Index
Top workplace for women in India for 2021[2]

1. On a pro forma & constant currency basis. Excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from the current fiscal year and comparable fiscal year and assumes exchange rates in the current period were unchanged from the prior period
2. Indian Economic Times

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make it amazing

Who we are and what we do Powering communications service providers* to deliver amazing customer experiences * CSPS We : * CSPS Playing a key role in the industry’s megatrends digitalize and automate operations accelerate migration to the cloud create differentiation in the 5G era ensure ubiquitous connectivity enable monetization

Powering world-leading communications service providers We support our customers in both consumer & enterprise lines of business North America Multi-Nationals Cable & Satellite Europe & Middle East APAC Caribbean & Latin America

Powering world-leading communications service providers North America Multi-Nationals Cable & Satellite Europe & Middle East APAC Caribbean & Latin America We support our customers in both consumer & enterprise lines of business

Powering world-leading communications service providers North America Multi-Nationals Global Cable players Europe & Middle East APAC Caribbean & Latin America We support our customers in both consumer & enterprise lines of business

Powering world-leading communications service providers North America Multi-Nationals Cable & Satellite Europe & Middle East APAC Caribbean & Latin America We support our customers in both consumer & enterprise lines of business

Powering world-leading communications service providers North America Multi-Nationals Cable & Satellite Europe & Middle East APAC Caribbean & Latin America We support our customers in both consumer & enterprise lines of business

Powering world-leading communications service providers North America Multi-Nationals Cable & Satellite Europe & Middle East APAC Caribbean & Latin America We support our customers in both consumer & enterprise lines of business

Powering world-leading communications service providers North America Multi-Nationals Cable & Satellite Europe & Middle East APAC Caribbean & Latin America We support our customers in both consumer & enterprise lines of business

…via our unique business model Rich & modular, integrated, mission-critical suite ‘Design-led thinking’ approach with UI-first state of mind Modern: cloud, open by design Full managed services suite: IT, network, systems operations, product lifecycle management Efficient global workforce management Extensive product & services IP for operational efficiencies Industry leader in modernization / consolidation projects Excellent track record of execution and on-time delivery The only company with a product-led services + ops approach to provide end-to-end accountability Operations Implementation services Products/ Platforms Our differentiating secret sauce 95% Over successful transformations 100% Close to managed services contract renewals We execute the largest & most complex transformations in the industry last 3 years: The Built foundations accelerated growth for

Since 2018, we've doubled-down

Technology x Talents

- Accelerated R&D
- From on-premise to deep cloud capabilities
- Invested in cutting-edge technology capabilities to support our strategy

Active portfolio management

TTS-Wireless (5G) | OPENET (5G & Digital) | sourced (Cloud)

- Multiple bolt-on acquisitions: digital / design-led, cloud, network, geo expansion
- Divestment of a non-core asset (OpenMarket - SMS messaging solution)

Constant innovation

- Innovative in everything we do: business, platforms development, services & operations
- Long-standing leadership position maintained through continuous self-transformation

Culture

- Employee-centric
- Global and diversified employee base
- Focus on upskilling, learning, training, certifications & group hackathons

ESG

- Expanded employee wellbeing program
- Focused on diversity & inclusion within Amdocs and wider society
- Continuously reducing environmental footprint

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make it amazing

CAGR 2.4% 7%* Revenues FY21: A year of inflection for accelerated growth * * On a pro forma & constant currency basis. Excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from the current fiscal year and comparable fiscal year and assumes exchange rates in the current period were unchanged from the prior period

Our path Forward

Our industry is reinventing the meaning of connectivity for society, consumers & enterprises IoT, eSIM Remote education 5G smart industries Communications Innovative technology lies at the heart of this progress Covid-19 accelerated tectonic behavioral shifts across industries and people Green tech Autonomous transportation

Our strategic framework supports the industry’s ever-changing business needs with innovative technology DIGITAL Modernize CSPs IT and transform their operations NETWORK AUTOMATION Enable CSPs to deliver & automate dynamic, optimized, real-time network-based services 5G Enable 5G monetization CLOUD Accelerate cloud adoption across all platforms and customer base MEDIA & PARTNERS ECOSYSTEM Monetize partner ecosystem and retain customers’ end-users Support content delivery and monetization Our strategy is strongly aligned with the vital role our industry plays in modern-day life

Leverage our past investments and shift focus towards new platforms to address the “pockets of growth”: digitalization, cloud and 5G The move of workloads to the cloud requires network orchestration and cloud-native capabilities 5G roll-out intensifies demand for Business & Operating Support Systems (BSS & OSS) Expanded world of opportunities * Serviceable addressable market Sources: Analysis Mason, Gartner and internal work Our strategic focus Early innings of a multiyear 5G & cloud-driven investment cycle Amdocs’ expanded SAM*, $B Amdocs’ strategy Increased market needs Rich pipeline of opportunities Hyper growth 57 36 -2020- -2025- Traditional market Growing market domains

Well-positioned for accelerated growth CAGR 2.4% 7%* 8%** $4,445M $4,625M Revenues * On a pro forma & constant currency basis. Excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from the current fiscal year and comparable fiscal year and assumes exchange rates in the current period were unchanged from the prior period ** Mid-point of the revenue growth guidance for FY22 Full year fiscal 2022 outlook takes into consideration Amdocs' current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions. However, market dynamics continue to shift rapidly and Amdocs cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, including its novel strains, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Powering Experiences for a Rapidly Changing World Anthony Goonetilleke Group President, Technology & Head of Strategy

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020 and our Form 6-K furnished for the first quarter of fiscal 2021 on February 16, 2021 and for the second quarter of fiscal 2021 on May 24, 2021 and for the third quarter of fiscal 2021 on August 16, 2021. Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, Amdocs disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, normalized free cash flow, revenue on a constant currency basis, non-GAAP net income and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021 and comparable fiscal year 2020, and the expected outlook for fiscal year 2022.

The World’s Leading Service Providers Rely on Amdocs *Top CSPs by Revenue *China excluded Sources: Company annual reports, Deadline, Macrotrends, Reuters, Statista, WSJ|Markets 10 OF TOP 10 9 OF TOP 10 8 OF TOP 10 Americas Europe Asia

Our Platforms Enable Global Experiences at Scale $38b Subscriptions monetized* 700m Digital & print bills per/mo 300m Successful daily customer service interactions 1.7b Daily digital journeys 3.1B People Impacted by Our Platforms *life to date Amdocs Subscription Amdocs Commerce Amdocs Bill Experience Amdocs Care 600m Subscribers benefitting from real-time network QoE Amdocs Policy 1.5b Wireless, internet and TV subscribers monetized per/mo Amdocs Charging

A World of Expanding Opportunity

Technology Acceleration Human Behavior Transformation Business Model Disruption The World is Rapidly Changing

Technology Acceleration Human Behavior Transformation Business Model Disruption That Changing World IS Our Opportunity

The Change is Driving Capital Infusion Sources: Analysys Mason, Omdia, Gartner 5G Spend on 5G capabilities including: 5G RAN, services, core, NW automation & orchestration, NW cloud infra., BSS, OSS. 22% Digital Spend on digital strategy and customer & employee experience services across digital channels. 12% Devices Number of enterprise IoT connections across all connectivity types and industries. 17% Cloud Spend on Cloud services (consulting, migration, development, deployment, MGS) and infrastructure (IaaS, PaaS). 18% 2021-2025 CAGR

5G is Entering the Next Phase in Its Evolution: Monetization Source: Statista 5G Connections (b) Significant growth of 5G connections will continue, while investments in 6G begin gradually. Connected Devices Security Quality & Latency Experiences Enterprise & Industries 5G Non-standalone 5G Standalone

Cloud is a Significant and Growing Spend Driver Source: MarketsAndMarkets CLOUD AT SCALE CONSULTING OPERATIONS PRODUCTS MIGRATION DEVELOPMENT “As telcos move to the cloud, they get all the benefits that the cloud has been delivering to the IT world for 10-15 years.” Adolfo Hernandez VP, Telco - AWS Sep ‘21 IaaS, PaaS and SaaS spend across public and private cloud, and across industries. Global Cloud Spend ($b)

World-Class Products, Platforms & Services

An Industry-Leading Portfolio Positions Us for Continued Acceleration Enterprise 5G Catalog Commerce & Care Monetization & Subscriptions 5G Network Management Network & Service Automation Charging & Billing IoT Cloud Services Experience Design Delivery Managed Services Systems Integration Quality Engineering Content Services Mobile Network Services PRODUCT PORTFOLIO SERVICE PORTFOLIO CLOUD PARTNERS

A Cloud Platform That Powers an Industry Immersive, omni-spatial experiences Frictionless commerce Ubiquitous global connectivity Hyper-personalized interactions Seamless, flexible payments Automated, proactive care Platform Principles Mission-critical, Carrier-grade

World Class Capabilities Delivered to World Class Customers Magic Quadrant for Integrated Revenue and Customer Management for CSPs Magic Quadrant for Operations Support Systems Global BSS Market Share Telecoms IT Application Services Global Service Design & Orchestration Market Share Global Monetization Product Market Share Global Monetization Professional Services Market Share Digital Transformation Platforms Quality Engineering Services for TME Outstanding Digital Enablement Vendor Innovative Hybrid Networking Strategy Fixed Network Evolution (with Sky Italy) Global Next Generation OSS New Product Innovation Award Asia-Pacific 5G Customer Value Leadership Award Leader Leader Leader Leader No.1

B2C Our Portfolio Serves Customers at Every Point on Their Journey B2B2X Consumer SMB Mid-Market Large Enterprise Scale and optimize operational costs Improve agility and time to market with intelligent next generation network capabilities Accelerate 5G rollout and monetization realization Create new revenue streams by monetizing partner ecosystems Create and enable innovative new experiences that push 5G to its limits Retention Browse Consume Cash Fulfill Order Contract Configure Lead Search Activate Consume Care

Use Case: 5G Monetization Customer Challenge Customer wanted to increase capacity for real-time business, support converged products and bundles, strengthen governance and drive speed to market of innovative service offerings. Amdocs Solution Part of a broader 5G solution, we provided our catalog and monetization platforms. Outcomes Shortened time to market by 60% Achieved 1M 5G subscribers in 5 months Introduced advanced bundling capabilities across lines of business

Use Case: Cloud Transformation Customer Challenge Customer wanted to migrate its BSS to the cloud to ensure it could innovate efficiently and scale. Additionally, wanted to reduce cost on data centers and more efficiently introduce changes. Amdocs Solution We migrated the customer’s BSS system to the cloud, working with AWS, and re-platforming capabilities where needed. We provided a hybrid integration to cloud and on-prem applications, as well as deploying our quality engineering services. Outcomes Cost reduction of on- premise infrastructure Migration of mission critical enterprise data Design to migration in 14 months Tier 1 APAC

Use Case: Digital Revenue Growth Customer Challenge Customer wanted to expand its services portfolio with OTT offerings, reduce time-to-market, simplify the monetization of partner services, and make adoption easier for its customers. Amdocs Solution We provided our Partner Experience Platform (MarketONE), which combined Subscription Lifecycle, Partner Lifecycle and User Lifecycle management. Outcomes Rapid introduction of new service bundles User centric experiences Additional revenue streams

We Continue to Innovate to Power Future Customer Experiences Continued R&D Investment to Power the World’s Leaders Cutting-edge Innovation Autonomous G Intelligent Monetization Multi-access Edge Computing (MEC) Multi-device Network slices Flexible monetization Ubiquitous Connectivity (5G, 6G, Fiber) Mixed reality Image detection Agriculture AI-powered churn prevention 90+ payment methods Crypto-capable

Long-term Value Creation

We’re Well Positioned to Capture a Critical and Growing Market World-leading cloud-native, scalable technology platforms Highly skilled, certified global workforce with local presence Best in class technology, development processes and delivery Deep, proven telecommunications industry expertise Time-tested partnerships with the world’s largest ‘blue chip’ customers Market leader in execution due to our unparalleled accountability model 1 2 3 4 5 6 Capitalize on Industry Growth & Expansion Leverage Horizontal Competencies Expand Strategic Relationships Devices Enterprises Cloud 5G SDN Customer Experience Quality Engineering Cloud MSP Monetization …and more

Foundation Built for Accelerated Growth Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020 and our Form 6-K furnished for the first quarter of fiscal 2021 on February 16, 2021 and for the second quarter of fiscal 2021 on May 24, 2021 and for the third quarter of fiscal 2021 on August 16, 2021. Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, Amdocs disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, normalized free cash flow, revenue on a constant currency basis, non-GAAP net income and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021 and comparable fiscal year 2020, and the expected outlook for fiscal year 2022.

Strong foundation: built for accelerated growth Business consistency: recurring revenue and visibility Capital allocation: robust FCF and disciplined investment process 1 2 4 Key messages Amdocs culture: integral differentiator to future success 5 Key drivers: multiple growth vectors 3

At an inflection point, built for accelerated growth Strong foundation:

Major development, support and intelligent operation centers serving 85 countries worldwide 24x7 service delivery for mission-critical systems Multiple centers worldwide, one unified operation Global knowledge management Dozens of sites: customer facing or key competency centers Israel India Mexico Philippines Cyprus USA Seattle USA Champaign Canada Brazil Chile UK Russia Netherlands Australia USA Dallas Indonesia Malaysia Singapore Global Delivery Excellence Scalability Excellent track record of execution, on-time delivery and mission critical operations support, founded on our sophisticated global delivery capability … Regional hubs Global delivery centers 1 2 3 Access to talent Customer proximity

…which is constantly fueled by investing in employee talent and nurturing a culture of continuous learning

Unique Business Model Enabled by Industry-leading Talent

Reskilling **DevSecOps** **Cloud platform certifications**



Products/ Platforms
implementation services
Operations
Our differentiating secret sauce

- Internal career mobility
- Leveraging versatility across competencies and geographies
- Attracting new talent

86% of our people are proud to work at Amdocs

~6 years average tenure at Amdocs

79%: Top quartile
Overall Amdocs 2020 health score, well-above global TMT and high-tech median benchmarks

Technical Certifications Awarded Among Amdocs Employees



Microsoft CERTIFIED
AZURE SOLUTIONS ARCHITECT
EXPERT
Microsoft CERTIFIED
FUNDAMENTALS
aws certified
Cloud Practitioner
Google Cloud Certified
PROFESSIONAL
CLOUD ARCHITECT
Google Cloud Certified
ASSOCIATE
CLOUD ENGINEER
aws certified
Solutions Architect
Associate
SWITCH academy

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make it amazing

Record number of annual project milestones deployed in FY2021 Track record of delivering value is reflected in record numbers of project milestones achieved in fiscal 2021 and the sophisticated mission critical IT services we provide every day IT Operations – our global scale ~96% Project implementation success rate overall 10M bills generated daily 30% of tickets are “zero-touch” 2000 automation flows executed

Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from the current fiscal year 2022, fiscal year 2021 and comparable fiscal year 2020 Revenue growth inflection in FY2021, built on our strong business foundation, continuing in FY2022E Percentage numbers are rounded (1) (1) FY21 and FY22E revenue growth is pro forma(1) constant currency(2) Recurring revenue base Record 12-month backlog Robust pipeline of opportunity Strong sales momentum Multiple growth vectors Revenue growth inflection point in FY2021 YoY% Growth Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Financial strength and confidence based on record 12-month backlog, recurring revenue and continued managed services adoption Business consistency:

Our unique business model provides strong visibility and recurring revenues averaging roughly 75%* of total point of entry – initial project modernization award product implementation/ delivery production go-live recurring revenue - ongoing maintenance & support Our initial point of entry to a customer traditionally begins with a project to deploy our software products and platforms… Upsell …resulting in recurring revenue streams from ongoing maintenance and support services, and potential upsell in the future *Long-term average recurring revenue as a percent of total revenue Additional products & services Managed Services

Managed Services are a spearhead to expand and extend existing customer relationships and to penetrate new logos Only a few dozen customers generate our Managed Services revenue, leaving ample room for expansion within our customer base Leader in CSP prof. services Leader in BSS MGS Winner’s Circle MGS innovation awards Managed Services World Congress Selected global managed services customers Number of our International managed services customers increased by 50% over the last 5 years

Multi-year engagements Near 100% renewal rates over last decade Multi-year managed services agreements create valuable long-standing customer relationships which underpin our resilient business model Managed transformations: the best demonstration of the end-to-end accountability model, validated by strong and growing client adoption Key awards FY2018-FY2021 Enterprise Managed services revenue* ($B) 59% of FY2021 total revenue *Revenue includes “Managed Transformations” which combines transformation project activity with highly recurring revenue, within the scope of managed services arrangement 52% of total 59% of total FY2019 FY2018 FY2020 FY2021 Nov. 2021: Extended 2019 managed services agreement for consumer domain through 2026 Enterprise Consumer

Customers are recognizing the value proposition of Cloud Operations, our next-gen managed services Cloud Ops Value Proposition Zero-touch Operations End-to-end Accountability Proven Experience – in the hybrid environment Technology-driven operations Enhanced customer experience Pre-emptive, self-healing, auto-resolution Hybrid environments of on-prem and cloud will prevail for years Cloud migrations expertise ‘Always Delivers’ DNA Managed transformation capabilities Commitment to measurable KPIs Cost predictability & flexible commercial models February 2021 Accelerate T-Mobile’s digital transformation Next-gen hybrid-cloud ops in a multi-year managed services engagement for T-Mobile’s digital platforms Hosting and automated operations August 2021 Zero-touch service ops for next-gen automation August 2020 Amdocs’ CES cloud-native platform to support AT&T’s business support systems evolution (BSSe) November 2021 Next-gen cloud ops under long-term agreement

12-month backlog supports an outlook for revenue growth acceleration in fiscal 2022

12-Month Backlog

~$3.7B

record level as of September 30, 2021

Leading Indicator

~80%

12-month backlog typically covers ~80% of forward 12-month revenue

12-month backlog growth has accelerated year-over-year over the past several quarters



2.4%
3.7%
5.6%(1)
9.3%(1)
10.8%(1)
10.5%(1)
Q3F20 (Jun)
Q4F20 (Sep)
Q1F21 (Dec)
Q2F21 (Mar)
Q3F21 (Jun)
Q4F21 (Sep)

1. Pro forma 12-month backlog YoY% growth: excludes the financial impact of OpenMarket (divested on December 31, 2020) from the current fiscal year and comparable fiscal year

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Margins expected to track around the midpoint of a new guidance range of 17.2% to 17.8% in FY2022E High visibility entering the year Highly recurring revenue streams Scalable global resource allocation model Constant operating efficiency improvement Innovative tools and automation Margin consistency: Business resiliency and operational excellence translates to steady profitability, and supports room for incremental improvement ahead (1) Non-GAAP. See reconciliation tables in appendix Margin range is from guidance for FY 22. Full year fiscal 2022 outlook takes into consideration Amdocs' current expectations regarding macro and industry-specific risks and various uncertainties and certain assumptions. However, market dynamics continue to shift rapidly and Amdocs cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, including its novel strains, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities. (2)

Generating growth on multiple vectors Key drivers:

Multiple Growth Vectors Significant room for long-term growth by servicing our large installed base of 350+ customers, and adding new logos 1 Retain and grow by building next-gen platforms for our large, long-standing customers 2 Expand footprint within underpenetrated Tier 1 customers 3 Add new logos and new affiliates Eurasia More than doubled the number of countries that generate $50m or more in annual revenue over the last decade 5 of the top 10 customers in 2021 are outside North America Retained all top 10 customers in the last 10 years

Robust FCF and disciplined investment process will continue to enable our growth and returns to shareholders Capital allocation:

Maintain a strong balance sheet and investment grade rating Ensure continued customer confidence Retain sufficient cash for working capital purposes Reserve debt capacity, primarily for M&A Guiding Principles Committed to M&A as a strategic growth lever Long history of successful M&A M&A to accelerate innovation, customer penetration and market expansion Must fit strategically, culturally and financially Growth Investments & Return of Cash FY2018-FY2021 Disciplined capital allocation funds investment in future growth while balancing this with the return of cash to shareholders Liquidity $1.5B Includes $500M available undrawn revolving credit facility Baa2 Moody’s BBB S&P *10-year $650M investment grade bond, maturing 2030 Growth Cash return

(Guidance) % Normalized FCF(1)/ Non-GAAP Net Income(2) Strong free cash flow(1) and committed to driving 100% earnings to cash conversion over time, with a history of returning the majority to shareholders to support value creation Normalized FCF(1)(3) ($M) % of Normalized FCF Returned to Shareholders 98% of normalized FCF(1) returned over 10 years FY2022E guidance: return majority Free Cash Flow (FCF) and normalized FCF is a non-GAAP metric and is defined as cash flow from operations less net capital expenditures and other; normalized FCF excludes capital spending related to new Israel campus investment and other non-recurring cash items. See reconciliation tables in appendix. Non-GAAP. See reconciliation tables in appendix. Full year fiscal 2022 outlook takes into consideration Amdocs' current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions. However, market dynamics continue to shift rapidly and Amdocs cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, including its novel strains, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Integral differentiator to future success Amdocs Culture:

Promoting sustainability with our technologies The Enriching lives, progressing societies & driving sustainability Protecting the environment Prioritizing diversity & inclusion Digital inclusion Improving the lives of people in our communities Certified Ratings 2019 & 2020 rated as top 10% in North America 3 years increase YoY Alignment with SASB and GRI in our latest CSR-ESG report (June 2021) ESG Risk Score: top 7th percentile Amdocs Effect

Real-time Gender data In every compensation and evaluation process Best Workplaces for Women 2021 Amdocs India 44% Women in Amdocs Israel 27% Women in top management positions ~40% Percent of total Amdocs P&L managed by women 31% Women in total Amdocs workforce PROMOTING Employability of people with disabilities – within Amdocs and in our communities CELEBRATING inclusion with the black, Latinx, Asian, LGBTQ communities tech employer for Arabs in Israel #1 countries 85 and Diversity Inclusion

Digital Inclusion Connectivity Bridging the Digital Divide Driving future employability Accessibility Digital literacy Digital skills for career in Tech We enrich lives and progress society with creativity and technology for a better-connected world. We touch billions worldwide by providing the vital information technology businesses and individuals need each and every day 7,300+ students to access the internet in Kenya

Protecting
the environment and
promoting
sustainability
with our technologies

Help the industry towards *energy efficient software solutions*

Reduce the use of paper with *Document Management* and *Britebill* solutions, and plastic-use with our E2E *eSIM* activation platform

Support social innovation with *mobile financial services* for unbanked and underbanked populations

Encourage use of cleaner cars in London with *software* to monitor highly polluting vehicles in the city's Ultra-Low Emission Zone

Mobile tech solutions for *community causes* such as food for the needy

New Israel Campus

Designed in accordance with LEED's strict green building requirements ecovadis

Gold EcoVadis Medal, 2020

5 years increase YoY

CDP
DISCLOSURE INSIGHT ACTION

2017: C | 2019: B |
2020: (A-) environmental performance &
(A) CDP Supplier engagement

Committed to
Science Based Targets

By 2024:
Scope 1 & 2: 24%
Scope 3: 13%

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Tying it all together

Revenue and earnings growth acceleration is continuing in FY2022

Expect to deliver double-digit shareholder returns for the second consecutive year

Total Shareholder Return[3]

Diluted Non-GAAP[2][3] EPS Growth YoY % + Dividend Yield
FY21 and FY22E non-GAAP EPS growth is presented pro forma[1]



7.6%
8.6%
5.3%
11.7%
12.0%(4)
6.1%
6.9%
3.0%
9.8%(1)
10.0%(1)
FY2018
FY2019
FY2020
FY2021
FY2022E
Diluted Non-GAAP EPS Growth
Dividend Yield
Total Shareholder Return

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from the current fiscal year 2021 and comparable fiscal year 2020
2. Non-GAAP. Please see reconciliation tables in appendix
3. Assumes Non-GAAP EPS growth plus dividend yield as of fiscal year end closing share price
4. FY2022E expected total shareholder return assumes midpoint of pro forma non-GAAP EPS outlook of 8.0%-12.0% plus annualized dividend yield of 2% based on proposed new quarterly rate of $0.395 as of November 2, 2021 Full year fiscal 2022 outlook takes into consideration Amdocs' current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions. However, market dynamics continue to shift rapidly and Amdocs cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, including its novel strains, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

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Harnessing Our Edge to Deliver Shareholder Value President & Chief Executive Officer Shuky Sheffer

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020 and our Form 6-K furnished for the first quarter of fiscal 2021 on February 16, 2021 and for the second quarter of fiscal 2021 on May 24, 2021 and for the third quarter of fiscal 2021 on August 16, 2021. Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, Amdocs disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, normalized free cash flow, revenue on a constant currency basis, non-GAAP net income and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021 and comparable fiscal year 2020, and the expected outlook for fiscal year 2022.

We’re positioned for accelerated growth Best customers in an industry that is society’s backbone Highly talented employees, continuously upskilling Unparalleled tech and offerings in the industry Unique business model Innovative mindset Experienced leadership team Systematic M&A approach Focused R&D investments Strategy strongly aligned with industry’s megatrends

Investment thesis Intensified demand for our platforms CSPs look for new 5G monetization paths End-to-end solutions required to support industry’s journey to cloud Increased demand for connectivity, everywhere 5G roll-out acceleration Move of workloads to the cloud Network “cloudification” Increasing SAM Amdocs’ strong foundations Industry’s megatrends Most advanced technologies & platforms Operational excellence Unique business model Compelling customer base Winning DNA We are well-positioned to realize a multi-year opportunity to drive accelerated growth & double-digit total shareholder return Solid business momentum, strong execution coupled with growth-minded capital allocation

Let’s

Q&A

Thank You

Appendix: Non-GAAP Reconciliation(1) Please refer to the explanation of Non-GAAP Financial Measures in Exhibit 99.1 to our Form 6-K filed with the SEC on November 2, 2021